Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

September 20, 2019

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 193, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 197, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Catholic Investor Long/Short Equity Fund (the “Long/Short Equity Fund”), the Catholic Investor U.S. All Cap Index Fund (the “U.S. All Cap Index Fund”) and the Catholic Investor Global Real Estate Fund (the “Global Real Estate Fund”) (each, a “Fund,” and together, the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Knights of Columbus Asset Advisors LLC, the investment adviser of the Funds (the “Adviser”), Ranger Global Real Estate Advisors, LLC, the investment sub-adviser of the Global Real Estate Fund (“Ranger”), or L2 Asset Management, LLC, the investment sub-adviser of the Long/Short Equity Fund and the U.S. All Cap Index Fund (“L2 Asset Management”), for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. Please associate each Fund’s ticker symbols with the Fund’s EDGAR class identifiers.

Response.    The requested changes have been made.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Alison White, Esq.

September 20, 2019

Comments on the Prospectus

2.	Comment. Please explain supplementally how derivatives will be valued for purposes of the 80% investment policy of each of the Long/Short Equity Fund and the Global Real Estate Fund.

Response.    Each Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, a Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC’s statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that “[i]n appropriate circumstances” a fund could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

3.	Comment. In the Long/Short Equity Fund’s “Principal Investment Strategies” section, please restate the first clause in the second to last sentence of the section in plain English.

Response.    The clause has been removed from the section.

4.	Comment. Please confirm that each of the Long/Short Equity Fund and the Global Real Estate Fund does not expect to invest more than 25% of its net assets in a particular sector or, alternatively, add appropriate disclosure regarding such sector.

Response.    The Long/Short Equity Fund may invest more than 25% of its net assets in a particular sector. Accordingly, the prospectus indicates that the Fund may, from time to time, focus its investments in a particular sector, and describes the risks of such focused investments. The Trust respectfully declines, however, to add disclosure regarding particular sectors to the prospectus, because any concentration of the Fund’s net assets in a particular sector will be a function of the investment opportunities identified by L2 Asset Management, as opposed to a principal investment strategy to invest in the sector, and L2 Asset Management, therefore, expects any such concentrations to change over time.

The Global Real Estate Fund may invest more than 25% of its net assets in the real estate sector, and the Trust believes that the Amendment contains appropriate disclosure regarding such sector. Ranger does not currently expect the Fund to invest more than 25% of its net assets in any other sector.

5.	Comment. Please clarify the last sentence of the “Catholic Values Investing Risk” paragraphs.

Response.    The sentence has been removed from the paragraphs.

Alison White, Esq.

September 20, 2019

6.	Comment. With respect to the Index of the U.S. All Cap Index Fund:

a.    Please file the Index license and/or sub-license agreement as an exhibit to the Trust’s registration statement.

Response.    The Trust will file the Index license and/or sub-license agreement as an exhibit to the Trust’s registration statement in a subsequent post-effective amendment to the Trust’s registration statement.

b.    Please supplementally provide the Staff with the Index methodology.

Response.    The Trust has supplementally provided the Staff with the Index methodology.

c.    Please confirm that the Index is not currently concentrated in a particular industry or group of industries or, alternatively, add appropriate disclosure regarding such industry or group of industries.

Response.    The Index will launch at the time that the Fund commences operations. L2 Asset Management confirms, however, that the Index would not currently be concentrated in a particular industry or group of industries if the Index was active.

d.    Please disclose the frequency of Index rebalancing and reconstitution.

Response.    The requested change has been made.

e.    Please disclose the number or range of Index constituents.

Response.    The section has been revised to clarify that the Index consists of all common stocks and real estate investment trusts (“REITs”) in the Parent Index (which includes the 3,000 U.S. companies with the largest free-float market capitalizations), excluding companies whose policies and practices are inconsistent with the USCCB Guidelines.

f.    Please disclose how the Parent Index defines “U.S. companies.”

Response.    The requested change has been made.

7.	Comment. Please consider removing the “Dormant Multi-Manager Arrangement” disclosure.

Response.    The Trust respectfully declines to remove the disclosure because the standard shareholder approval condition of the multi-manager exemptive orders requires that a fund’s public shareholders purchase shares on the basis of a prospectus containing the disclosure where, as here, the multi-manager arrangement is approved by the initial shareholder of the fund before the fund’s shares are offered to the public.

Alison White, Esq.

September 20, 2019

8.	Comment. With respect to the “Related Performance Data of L2 Asset Management, LLC – Long/Short Equity Fund” section:

a.    Please remove the name of the Long/Short Equity Fund from the heading of the section.

Response.    The Trust respectfully declines to make the requested change because it believes that including the name of the Fund in the heading clarifies that the section only relates to the Fund. However, in response to this comment, the name of the Fund has been moved into a parenthetical in the heading.

b.    Please confirm that the Long/Short Equity Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response.    L2 Asset Management confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts, in accordance with Rule 204-2(a)(16) under the Advisers Act.

c.    Please reflect the deduction of the voluntarily waived fees in the “net of fees” returns for the period from July 1, 2015 through December 31, 2015.

Response.    The requested change has been made.

9.	Comment. With respect to the “Related Performance Data of Ranger Global Real Estate Advisors, LLC – Global Real Estate Fund” section:

a.    Please remove the name of the Global Real Estate Fund from the heading of the section.

Response.    The Trust respectfully declines to make the requested change because it believes that including the name of the Fund in the heading clarifies that the section only relates to the Fund. However, in response to this comment, the name of the Fund has been moved into a parenthetical in the heading.

b.    Please confirm that the Global Real Estate Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts, in accordance with Rule 204-2(a)(16) under the Advisers Act.

Response.    Ranger confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts, in accordance with Rule 204-2(a)(16) under the Advisers Act.

Alison White, Esq.

September 20, 2019

c.    Although you state in the first paragraph that the tables “give the related performance of all accounts ... managed by Ranger that have investment objectives, policies and strategies substantially similar to those of the Fund,” in the next paragraph you state that “[f]or periods prior to November 4, 2016, the Composite consists of the performance of Accounts managed by Mr. Duffy while employed by a firm unaffiliated with Ranger.” Please reconcile. Also, please be advised that you may not combine Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) and Bramwell Growth Fund (pub. avail. Aug. 7, 1996) type performance presentations. Either separate the presentation of the Ranger Comparable Accounts from that of the Prior Comparable Accounts, or just show one or the other.

Response.    The section has been revised to present the performance of the Ranger Comparable Accounts separately from the performance of the Prior Comparable Accounts.

d.    Please confirm supplementally that calculating the “net of fees” returns by deducting the estimated annualized net expenses of the Fund’s Investor Shares results in performance figures that are no higher than those that would have resulted if the actual fees of the Accounts had been deducted.

Response.    The section has been revised such that the “net of fees” returns are calculated by deducting the actual fees of the Accounts.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer

Christine M. Nassauer